UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

28 Baggot Street Lower

Dublin 2

D02 NX43

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 26, 2021, GH Research PLC (the “Company”) made available on its website an updated investor presentation to be used for presentation at a non-deal roadshow starting October 26, 2021, organized by Stifel, Nicolaus & Company, Incorporated. A copy of the investor presentation is attached hereto as Exhibit 99.1.

The fact that this presentation is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of October 26, 2021 and the Company does not undertake any obligation to update the presentation in the future nor to update forward-looking statements to reflect subsequent actual results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: October 26, 2021

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Group Finance Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Corporate Presentation for October 2021